

July 11, 2018

Via E-Mail

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

  Re: **Foundation Medicine, Inc.**
    Schedule 13E-3 filed by 062018 Merger Subsidiary, Inc. and Roche Holdings, Inc.
    Filed July 2, 2018
    File No. 005-87922

    Schedule TO filed by 062018 Merger Subsidiary, Inc. and Roche Holdings, Inc.
    Filed and amended July 2, 2018
    File No. 005-87922

Dear Mr. Williams:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Offer Document

Summary Term Sheet, page 1

1. Refer to the last question and answer on page 3. Your fairness determination addresses stockholders unaffiliated with Parent instead of security holders unaffiliated with Foundation Medicine. Please revise here and throughout the filing. See Rule 13e-3(a)(4) and Item 1014(a) of Regulation M-A.

Position of Roche Regarding Fairness of the Transaction, page 12

2.   Revise your disclosure to disclose the filing persons' fairness determination as to the going private transaction, not solely the price in the tender offer.

Financial Interests, page 13

3.   Revise this sentence to explain it. How are Roche's financial interests generally adverse to the financial interests of Foundation Medicine's security holders.

Background of the Transaction, page 37

4.   Revise your disclosure to describe the internal process at Roche Holdings that led Roche Holdings to the contact between Mr. O'Day and Dr. Pellini on June 15, 2018. Describe any discussions Roche maintained internally after the expiration of the Restricted Period, including a description of the process to determine the offer price of $133 per share and the hiring of any advisors, and when Roche decided to submit an indication of interest to acquire the shares of Foundation Medicine it did not yet own. We may have further comment.

Fees and Expenses, page 58

5.   Please disclose the amount of the fees to be paid to Citigroup Global Markets.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions